XFormity Technologies, Inc.
60 Revere Drive
Suite 725
Northbrook, Illinois 60062
(847) 562-0700

July 15, 2005

Mr. Craig Wilson, Senior Assistant Chief Accountant
Ms. April Coleman, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 20549
Re:	XFormity Technologies, Inc.
Form 8-K/A filed December 6, 2004
Form 10-QSB for the Fiscal Quarter ended March 31, 2005
Filed May 18, 2005
File No. 000-23391

Dear Mr. Wilson and Ms. Coleman:

        On behalf of XFormity Technologies, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated June 22, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of your comments in this letter. The Company's responses are provided as supplemental information and are set forth below each comment paragraph.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders' Equity
1.

We note that in 2004, you entered into agreements with seven of your customers to provide for the development of software called Everest. In exchange for cash, each of the respective customers received an equity position in the Company, receiving shares of your common stock. Also, we note that these customers are to receive credits against future revenue billings resulting from any charges for the Everest Software, once developed and operating.

	*	Describe to us the material terms of this arrangement, including the number of shares issued to each customer.
	*	The value of the shares at the time of issuance.
	*	How you determined the value of such shares.
	*	Tell us the current status of the software development.
	*	Describe how you have accounted for this transaction and how you have allocated the proceeds between the software development arrangement and the sale of common stock.
	*	Tell us the authoritative accounting literature that you applied.

Material terms of the agreement and number of shares issued to each Consortium member:

Each of the Consortium members, the group of seven (7) customers who represent six of the largest Taco Bell franchisees, agreed to pay $100,000 to be used by XFormity, Inc. (XFM) as working capital and for the development of the Everest software system that would further enhance their business intelligence usage then provided by XFM's QSRx software. In exchange for this successful development, XFM would credit the eventual monthly license fee for the use of Everest in an amount equal to $150,000 amortized over 36 to 48 months. XFM would determine the amount of the monthly fee for that Everest license. Neither party would be liable to the other for amounts in excess of the amounts paid under the agreement. Return of the $150,000 would be subject to further negotiations based on the Company's future value in the market place and the value of other programs to be developed by XFM. All of the Consortium members were issued the same amount of shares, 7,243.

The value of the shares at time of issuance:

The Company valued the shares at the time of issuance at the value of the funds received.

How we determined the value of such shares:

At the time the arrangements were made with the respective Consortium members, the Company was in a development stage, and these funds were to be used as working capital with no assurance of the Company's future viability nor of the success of the development of Everest as required by the Consortium parameters. This was a venture capital investment and we valued the shares equal to the cash funds received.

Tell us the current status of the software development:

The current status of Everest is on hold subject to determination of a contract with a major franchisor that has a competing product. Discussions are being held to determine if, in exchange for the discontinued development of Everest, they will use XFM's major product throughout their corporate stores and proscribe it for their franchisees. This could materially affect the value of the Company and the negotiations with Consortium members.

Describe how you have accounted for this transaction and how you have allocated the proceeds between the software development arrangement and the sale of common stock:

XFM issued to the respective consortium members shares of the Company as determined by the Company and recorded the transaction as payment for issuance of common stock based on the par value of the common stock. Management believed the potential credits had no fair value at June 30, 2004 and because the full development and functionality of the Everest software cannot be determined even as of the date of this letter, has not recorded a deferred revenue liability on its books. Management has not projected any revenue from Everest for fiscal 2005 in its forecasts and fiscal 2006 revenues are subject to many factors and could change.

Tell us the authoritative accounting literature that you applied:

EITF 1996\ Issue 96-18 and FASB Current Text D10 are the authoritative sources for the accounting treatment reflected in our financial statements. There, the Task Force reached a consensus that if, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of counterparty performance conditions that, based on the different possible outcomes, result in a range of aggregate fair values for the equity instruments as of that date, then the issuer should utilize the lowest aggregate (that is, the variable terms times the applicable number of equity instruments) amount within that range for recognition purposes. This amount may be zero. We valued the securities at their fair value equal to the cash received.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Principles
2.	Your disclosure indicates that you recognize revenue in accordance with Statement of Position (SOP) 97-2, over the term of the agreement or at specific acceptance points.
	*	Describe your revenue recognition policy for each type of product and service that you sell.
	*	Clearly indicate the timing and measurement of revenue from each type of earnings activity.
	*	Identify the elements included in each type of sales transactions.
	*	Describe how you considered the guidance in SOP 97-2 for recognizing revenue from the sale of software and for accounting for multiple-element arrangements

Describe your revenue recognition policy for each type of product and service that you sell:

All sales to customers are on a monthly basis for our current two product lines: (1) our QSRx Business Intelligence program and (2) our QSRX financial program. The customer has the option to cancel the service at any time prior to the month of actual usage. If the software product is used during the month, the Company recognizes revenue during the month of usage.

Clearly indicate the timing and measurement of revenue from each type of earnings activity:

Our customers are billed in advance for the succeeding month for use of the software during that succeeding month. Most of our customers have multiple store locations that are billed to a main office based on current fees of $50 per store per month for the QSRx Business Intelligence program. Our QSRx financial program is billed at $25 per month similar to our QSRx Business Intelligence software. If the software product is used during the month, the Company recognizes revenue during the month of usage. Thus, the software developed for all customers is standard, with a minimal adjustment for individual customization along with any technical support provided by an outside contractor that is included in the monthly fee.

Identify the elements included in each type of sales transactions:

Under Statement of Position ("SOP") 97-2 .08, the definition for revenue recognition includes the following:

   Persuasive evidence of an arrangement exists.
   Delivery has occurred.
   The vendor's fee is fixed or determinable.
   Collectibility is probable.

In each case where our customer utilizes our QSRx BI and QSRx Financial programs; all of the above elements are included. The customer has agreed on a monthly basis for the respective program(s), he utilizes the software during the month, at a fixed price and is billed and remits the charge for the service.

Describe how you considered the guidance in SOP 97-2 for recognizing revenue from the sale of software and for accounting for multiple-element arrangements:

We used the guidance in SOP 97-2 Appendix C .148 as our guide. It reflects that our software is part of a lease transaction that contract accounting does not apply to, where there is persuasive evidence of an arrangement that does not include multiple elements, where the single element has been delivered and there are no undelivered elements essential for the functionality of the delivered product. Collectibility is highly probable and not subject to forfeiture, refund or other concessions, and the monthly fee fixed and thus revenue is recognized.

Liquidity and Capital Resources
3.	We note that in April 2005, the Board of Directors approved a $1.0 million private placement of convertible debentures.
	*	Describe to us the material terms of this private placement transaction, including the conversion terms.
*

Tell us how you have accounted for the issuance of these debentures, including your consideration of the guidance in EITF 98-5 and EITF 00-27 in determining whether or not the offering includes a beneficial conversion feature.

Describe to us the material terms of this private placement transaction, including the conversion terms:

Attached to our response (Attachment I) is a copy of the Term Sheet for the convertible debentures describing all terms of the private placement transaction including conversion terms.

Tell us how you have accounted for the issuance of these debentures, including your consideration of the guidance in EITF 98-5 and EITF 00-27 in determining whether or not the offering includes a beneficial conversion feature:

To date, we have accounted for the transaction as a debit to cash of $100,000 (funds received to date) and a credit to convertible debt. On the date of the term sheet, May 2, 2005, the opening, high, low and closing price of the Company's common stock were $0.26, $0.27, $0.26 and $0.27, respectively. It is the Company's belief that based on the above stock prices at the commitment date, there is no intrinsic value in the "beneficial conversion feature" embedded in the convertible debt. The lowest conversion price is at $0.28 and the contingent provision of 80% of a future offering is unknown. If, at the conversion of the debt into common stock when the contingent provision occurs and intrinsic value is created, that amount would then be recorded as a charge to interest expense and a credit to additional paid in capital.

In the discussion in EITF 00-27 Part II, paragraph 8., consensus that changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs. In EITF 98-5, none of the examples of the Application of the EITF Consensuses on Issue 98-5 were applicable since there was no intrinsic value in the beneficial conversion feature at the commitment date.

Controls and Procedures
4.	We note your disclosure indicating that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of filing your quarterly report on Form 10-QSB.
	*	Tell us what consideration you have given to SEC release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

Tell us what consideration you have given to SEC release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports:

The internal control report must include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Because of the size of the Company, eight full time active employees, including the President and Chief financial Officer, who are actively involved in the day to day operation of the Company, they are fully aware of all transactions and the proper reflection of those transactions on the Company books and records. Management prepares monthly statements that are approved by senior management and submitted to the audit committee for their review and questions. Thus management is continually evaluating its control over financial reporting including the end of the reporting periods.

We have concurrently filed an amendment to our Form 10-QSB for the quarter ended March 31, 2005 clarifying that the evaluation was made as of the end of the period covered by the Report.

Section 302 Certifications
5.

We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also include paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act.

	*	Tell us what consideration you have given to the guidance in SEC Release 34-47986 when choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications.

Tell us what consideration you have given to the guidance in SEC Release 34-47986 when choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications:

The Sarbanes Oxley Act requires issuers to provide certain certifications required by Section 302 as exhibits to certain periodic reports. Although the Company is not required to comply with Section 404 of the Sarbanes Oxley Act, the Company, because of its size and because of the importance of internal controls and the proper and continual review of said internal controls, has established and continually monitors those controls within its management group and its audit committee. Under Release 34-47986, the Company realizes the importance of internal controls and financial reporting to investors and thus, believes it important to address these issues to its investors. Further, we are not aware of any guidance which would permit any latitude or discretion in altering the substance of the certification required by Section 302 of the Sarbanes-Oxley Act.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,

_/s/ Jack Rabin
Jack Rabin
Chief Financial Officer

Attachment I

Information Requested in Comment 3

XFORMITY TECHNOLOGIES, INC.

INVESTMENT TERM SHEET

May 2, 2005
Company:	XFormity Technologies, Inc. (the "Company")

Transaction:	The Company is seeking to raise additional equity through the sale and issuance of up to $1,000,000 in 7% Convertible Debentures (the "Debenture").

Minimum Investment:

Each investor must make a minimum purchase of a Debenture in the principal amount of $50,000; provided, however, that the Company may, in the Company's sole discretion, raise or lower this requirement with respect to any particular investor.

No Minimum Offering/Escrow:

The Offering is being undertaken by the Company on a "best-efforts" basis. There is no minimum Offering and there are no arrangements to impound or escrow any of the proceeds from the sale of subscriptions hereunder. All subscription proceeds will be immediately deposited by the Company into its general operating account and used for working capital at the discretion of management. Once a subscription is tendered and accepted by the Company, subscribers will not be entitled to cancel their investment or demand a refund or return of their investment.

Offering Period:

The Offering is scheduled to terminate on June 30, 2005, but may be extended by the Company. The Company reserves the right to accept or reject any subscription, in whole or in part and any subscriptions not accepted will be returned without interest or deduction.

Description of Debenture:

The term of this debenture, and its maturity date, will be one year from date of issuance. The principal amount of the Debentures will accrue interest at the rate of 7% per annum. The interest will be payable in cash in one (1) year.

If the investor elects to receive cash, that will be payable at maturity only. The Debentures are convertible, at the option of the investor, at any time, into shares of the Company's common stock (the "Conversion Stock") at a conversion price equal to the lesser of (i) 80% of the price per share of common stock or common stock equivalent paid by investors in the Company's next round of equity or debt financing consisting of at least $2,000,000 in cumulative gross proceeds, or (ii) $0.28. The Debentures will be unsecured.

Limitation on Debenture Conversion

Notwithstanding the provisions hereof, or of the Debentures, in no event shall the holder be entitled to convert the Debenture to the extent that after such conversion, the sum of (i) the number of shares of Common Stock beneficially owned by the holder and its affiliates (other than shares of Common Stock which may be deemed to be beneficially owned through the ownership of the unconverted Debenture) and (ii) the number of shares of Common Stock issuable upon conversion of the Debenture with respect to which the determination of this proviso is being made, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company. For purposes of this proviso to the immediately sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act. This limitation shall not apply to an investor that is already the beneficial owner of 5% or more of the Company's issued and outstanding shares of common stock.

Anti-Dilution Protection:

The Debentures will include weighted average anti-dilution protection, including, without limitation, adjustments for stock splits, dividends and recapitalization. In addition, for so long as there remain outstanding and unconverted any Debentures, the Company shall not issue any additional debt securities, incur additional debt or issue options, warrants or other debt or equity instruments convertible into the Common Stock of the Company, except pursuant to existing stock incentive plans, without the unanimous consent of the holders of the Debentures, such consent not to be unreasonably withheld.

Registration Rights:	Investors in the offering and holders of the Debentures will have customary participatory or piggyback registration rights.

Investor Suitability:

Each investor must qualify as an "Accredited Investor" under Regulation D of the Securities Act. Among others, an "Accredited Investor" is defined as (i) any individual whose net worth with that person's spouse, at the time of his purchase, exceeds $1,000,000 or (ii) any individual who had income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. Each prospective subscriber for Units should consider whether the purchase of Units is suitable for him in light of its investment objectives, present and expected future financial position and needs, and tax situation. The Company reserves the right to refuse to accept the subscription of any person for any reason.

Determination of Offering Price:

The Offering price of the securities to which this Term Sheet relates has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, book value or potential earnings of the Company or any other recognized criteria of value.

Restrictions on Transfer:

The Debentures and shares of common stock issuable upon conversion of the Debenture (the "Securities") offered and sold pursuant hereto are not being registered under the securities laws of any state based upon an exemption from such registration requirements for non-public offerings pursuant to Regulation D under the Securities Act and applicable state securities laws, and, therefore, such Securities will be "restricted securities" as such term is defined in Rule 144 of the Rules and Regulations promulgated under the Securities Act.

By the execution of the Subscription Agreement, each investor will represent, among other things, that such investor is acquiring the Securities for such investor's own account for investment and not with a view toward, or for resale in connection with, a distribution of the Securities. There presently is no public market for the Company's Securities, and no assurances that such market will develop in the future. Each investor is advised to consult such investor's personal legal advisor for more detailed information concerning the restrictions on transfer of Securities sold in a transaction such as this Offering.

Legends on Certificate:

The certificates representing the Securities will bear a legend stating that the Securities have not been registered under the Securities Act and will refer to restrictions on transferability and sale required by the Securities Act. Stock transfer instructions will be given to the Company's Secretary and transfer agent with respect to such Securities. The Securities will also bear legends regarding applicable state blue-sky laws.

The Subscription Agreement:

The investment shall be made pursuant to the Subscription Agreement and Letter of Investment Intent ("Subscription Agreement") providing for the purchase of the Securities for cash, which will contain, among other things, such representations and warranties by the investors as may be required by the Securities Act and applicable state blue sky laws, and appropriate conditions to closing. The Company is interested in accepting only the subscriptions of investors who have made an informed decision to invest in the Company. Therefore, each subscriber must represent and warrant in the Subscription Agreement, among other things, that such subscriber has: received and read this Term Sheet, is purchasing the Securities for investment purposes only; has the financial knowledge and experience to evaluate such investment; and understands that an investment in the Company involves risk. Once an investor has subscribed for the purchase of Securities and the Company has accepted such subscription, the investor shall have no right to withdraw the subscription. The Company reserves the right to reject any subscription in whole or in part or to allot to any prospective investor less than the number of securities subscribed for by such investor.

Subscription Procedures:

In order to subscribe for the Debentures, investors must fully and accurately complete and sign the Subscription Agreement and Investor Questionnaire. Investors should return the fully and accurately completed and signed documents to the Company, together with payment in the amount of the Debenture and in the form of a check payable to "XFormity Technologies, Inc."

Plan of Distribution:

The Company will offer the Securities through direct contact by the officers and directors of the Company with current and prospective investors. No commissions or finders' fees will be paid on sales made by our officers and directors. The Company will not engage the services of finders or selling agents who are not affiliates of the Company to assist in this Offering.

Additional Financing:

Even if all the Debentures are sold in this Offering, the Company will require additional capital in the future to finance its business activities. The proceeds to the Company from this Offering will be below the funding necessary for the Company to accomplish its entire business plan. Additional future equity financing may occur through the sale of both unregistered securities and exempt transactions or through the public offering of its securities. In any such case, such additional equity financing may result in additional dilution to investors and may be on terms that are materially adverse to investors in this Offering. Furthermore, any future debt offering could require the Company to leverage its assets which could be at risk should the Company default in the repayment of such loans. The Company has made no arrangements for the acquisition of additional capital and there can be no assurance that additional capital can be obtained in such amounts and upon such terms as the Company or investors in this Offering may desire.

Information Incorporated by Reference

        The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Memorandum, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
(a)	The Company's latest Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004, as filed with the Commission on February 11, 2005;

(b)	The Company's Annual Report on Form 10-KSB for the year ended June 30, 2004, as filed with the Commission on October 14, 2004;

(c)	The Company's Current Report on Form 8-K dated October 18, 2004 as filed with the Commission on October 28, 2004;

(d)	The Company's Current Report on Form 8-K/A dated September 27, 2004, as filed with the Commission on December 6, 2004.

(e)	The Company's Current Report on Form 8-K dated September 27, 2004, as filed with the Commission on January 31, 2005.

(f)	The Company's Current Report on Form 8-K dated February 14, 2005 as filed with the Commission on February 15, 2005, 2004.

(g)	The Company's Current Report on Form 8-K dated February 14, 2005, as filed with the Commission of February 17, 2005;

(h)	The Company's Current Report on Form 8-K dated April 19, 2005, as filed with the Commission on April 21, 2005;

(i)

All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, shall be deemed to be incorporated by reference herein and to be a part of this Memorandum from the date of the filing of such reports and documents.

       You may request a copy of these filings at no charge by a written or oral request to Mark Haugejorde, Chief Executive Officer, XFormity Technologies, Inc., 14333 Proton Drive, Dallas, Texas 75244; (972) 661-1200. In addition, you can obtain these filings electronically at the Commission's worldwide website at http://www.sec.gov/edgarhp/htm.

        Any statement contained in this Memorandum, in a supplement to this Memorandum or in documents incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Memorandum to the extent that a statement contained herein or in any document that is subsequently incorporated by reference herein modifies such statement. Any statement so modified or superseded shall not be deemed, except as to be modified or superseded, to constitute a part of this Memorandum.